Levine Garfinkel & Eckersley
Attorneys At Law

Ira S. Levine †* Louis E. Garfinkel Brent C. Eckersley (Of Counsel)*	September 3, 2020	1671 W. Horizon Ridge Pkwy Suite 230 Henderson, Nevada 89012 Telephone: (702) 673-1608 Facsimile: (702) 735-2198 E-mail: ilevine@lgealaw.com
* Also admitted in California † LLM (taxation)

Jorge Bonilla
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	DLP Positive Note Fund LLC
Offering Circular Form 1-A
Filed September 1, 2020
File No. 024-11180

Dear Mr. Bonilla:

On behalf of DLP Positive Note Fund LLC (the “Company”)  and in connection with the Offering Circular on Form 1-A filed on September 1, 2020, we hereby request that the offering be qualified effective September 3, 2020 at 4:00 Eastern Time or as soon thereafter as practicable.

Please contact the undersigned with any additional questions or comments.

Very truly yours,

/s/ Ira S. Levine, Esq
Ira S. Levine, Esq